

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2025

Haogang Yang
Chief Executive Officer
Global Mofy AI Limited
No. 102, 1st Floor, No. A12
Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People's Republic of China, 100000

> **Re: Global Mofy AI Limited**
> **Registration Statement on Form F-1**
> **Filed May 13, 2025**
> **File No. 333-287230**

Dear Haogang Yang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone at 202-551-8816 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mengyi "Jason" Ye, Esq.